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                           March 30, 2021

       Scott Rajeski
       Chief Executive Officer
       Latham Topco, Inc.
       787 Watervliet Shaker Road
       Latham, New York 12110

                                                        Re: Latham Topco, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted March 10,
2021
                                                            CIK No. 0001833197

       Dear Mr. Rajeski:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement

       Summary Consolidated Financial and Other Data , page 17

   1. Reference is made to your disclosure of Adjusted EBITDA Margin for the years 2016 through 2020. Please
revise to provide the comparable GAAP measure with greater or equal prominence.
   2. In this regard, you present and discuss non-GAAP measures without any discussion of the most directly
comparable GAAP measures throughout your filing. For example, on page
                                                        79, you discuss
Adjusted EBITDA and Adjusted EBITDA Margin without discussing net income or net income
margin. Please revise to disclose the most directly comparable
                                                        GAAP measures with an
equal or greater prominence. Refer to Question 102.10 of the
                                                        Compliance and
Disclosure Interpretations on Non-GAAP Financial Measures.
 Scott Rajeski
Latham Topco, Inc.
March 30, 2021
Page 2
Non-GAAP Financial Measures, page 64

3. We note your Acquisition EBITDA Adjustments (J) in your non-GAAP measure presentation. It appears this adjustment represents a pro forma type adjustment or tailored measurement to arrive at the amount of adjustment. Please explain why you believe this is an appropriate non-GAAP measure adjustment. Please refer to the SEC's
         Compliance and Disclosure Interpretation for Non-GAAP measures and also Item 10(e) of
         Regulation S-K.
       You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameScott Rajeski                           Sincerely,
Comapany NameLatham Topco, Inc.
                                                          Division of
Corporation Finance
March 30, 2021 Page 2                                     Office of
Manufacturing
FirstName LastName